

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Via E-mail
W.M. "Rusty" Rush
President and Chief Executive Officer
Rush Enterprises, Inc.
555 IH 35 South
New Braunfels, TX 78130

> **Re:** **Rush Enterprises, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 000-20797**

Dear Mr. W.M. "Rusty" Rush:

We have reviewed your response dated January 15, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 29

1. We note in your response to prior comment 1 in our letter dated December 31, 2012 that while revenue related to service sales represented less than 10% of total revenue for each of the periods reported, the service department gross profit margin represented approximately 30% of your total gross profit for each of the periods reported. Notwithstanding the close relationship between your parts and service departments, with a view towards transparent disclosure, please revise future filings to supplement your discussion of the blended gross profit margin with a discussion of the impact the service department gross profit margin has on your overall gross profit margin.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief